K&L | GATES	K&L Gates LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com

August 26, 2011

USAA Mutual Funds Trust 9800 Fredericksburg Road San Antonio, Texas 78288
Ladies and Gentlemen:

We have acted as counsel to USAA Mutual Funds Trust, a Delaware statutory trust (the “Trust”), in connection with the filing with the Securities and Exchange Commission (the “SEC”) of the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), registering shares of beneficial interest of the class named “Fund Shares” of the Tax Exempt Long-Term Fund (the “Acquiring Portfolio”), a series of the Trust, (the “Shares”) to be issued in connection with the Plan of Reorganization and Termination (the “Plan”) adopted by the Trust on behalf of the Acquiring Portfolio and the Florida Tax-Free Income Fund (the “Acquired Portfolio”).  The Plan provides for the transfer of all of the assets of the Acquired Portfolio to the Acquiring Portfolio in exchange solely for Shares of the Acquiring Portfolio and the assumption by the Acquiring Portfolio of the liabilities of the Acquired Portfolio, and the distribution by the Acquired Portfolio of Shares to the shareholders of the Acquired Portfolio in liquidation and termination of the Acquired Portfolio.

You have requested our opinion as to the matters set forth below in connection with the filing of the Registration Statement.  For purposes of rendering that opinion, we have examined the Registration Statement, the Plan, the Trust’s Master Trust Agreement, as amended, and By-Laws and the action of the trustees of the Trust that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate.  We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we also have relied upon a certificate of an officer of the Trust.  In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind.  We have not verified any of those assumptions.

K&L  |  GATES

USAA Mutual Funds Trust
August 26, 2011

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust.  We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that (1) the Shares to be issued pursuant to the Registration Statement have been duly authorized for issuance by the Trust; and (2) when issued and delivered in accordance with the Plan, the Shares to be issued pursuant to the Registration Statement will be validly issued, fully paid and non-assessable.

This opinion is rendered solely in connection with the filing of the Registration Statement.  We hereby consent to the filing of this opinion with the SEC in connection with the Registration Statement and to the references to this firm in the Registration Statement.  In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ K&L Gates LLP

DC-9553937 v1 0306937-00100